Clinger & Co., Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Computation of Net Capital

Stockholder's Equity			$ 27,886
Non-Allowable Assets			1,124
Total Non-Allowable Assets			
			$ 1,124
Haircuts on Securities Positions			
Securities Haircuts	$ 4,455		
Undue Concentration Charges	-		
Total Haircuts on Securities Positions		$ 4,455	
Net Allowable Capital			$ 22,307

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ -
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	17,307

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 1,310
Percentage of Aggregate Indebtedness to Net Capital	5.87%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2015	$ 23,480
Adjustments:	
Decrease in Investments	61
Increase in Accounts Payable	1,125
Decrease in Haircut	13
Net Capital per Audit	$22,307